UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2011, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

Item 4.   Plan financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1           Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Profit Sharing Retirement Plan of The
Procter & Gamble Commercial Company

Date: December 15, 2011
By: _/s/ Jennifer J. Ting______________________
       Jennifer J. Ting
       Secretary, Master Savings Plan Committee

            The Profit Sharing Retirement
         Plan of The Procter & Gamble
         Commercial Company

                Financial Statements as of and for the
             Years Ended June 30, 2011 and 2010,
             Supplemental Schedule as of June 30, 2011, and
             Report of Independent Registered Public Accounting Firm

THE PROFIT SHARING RETIREMENT PLAN OF THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of June 30, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2011 and 2010	3

Notes to Financial Statements as of and for the Years Ended June 30, 2011 and 2010	4-9

SUPPLEMENTAL SCHEDULE -	10

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2011	11

   NOTE: All other schedules required by Section 2520.103.10 of the Department of Labor's Rules and
        Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master
Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) as of June 30, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
December 15, 2011

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2011 AND 2010

	2011	2010

PARTICIPANT-DIRECTED INVESTMENTS — At
fair value:
Cash	$ 4,834	$ 6,700
The Procter & Gamble Company common stock —	27,955,257	28,525,241
439,755 shares (cost $19,848,746) at June 30, 2011;
475,579 shares (cost $20,783,674) at June 30, 2010;
The J.M. Smucker Company common stock —	197,856	168,399
2,588 shares (cost $71,199) at June 30, 2011;
2,796 shares (cost $74,631) at June 30, 2010;
Mutual funds	27,015,479	21,275,284

Total participant-directed investments — at fair value	55,173,426	49,975,624

Companies' contributions receivable	3,621,006	3,745,370

NET ASSETS AVAILABLE FOR BENEFITS	$ 58,794,432	$ 53,720,994

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

	2011	2010

INVESTMENT INCOME:
Net appreciation in fair value of investments	$ 5,193,648	$ 6,896,618
Dividend income	1,388,073	1,264,037
Interest income	3,900	13,602

Total investment income	6,585,621	8,174,257

Companies' contributions (net of forfeitures)	2,806,541	3,729,789

Total additions	9,392,162	11,904,046

DEDUCTIONS:
Benefits paid to participants	4,295,006	9,974,395
Administrative expenses	23,718	-

Total deductions	4,318,724	9,974,395

NET INCREASE IN NET ASSETS	5,073,438	1,929,651

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	53,720,994	51,791,343

End of year	$ 58,794,432	$ 53,720,994

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

1.	PLAN DESCRIPTION

The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a voluntary defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial, LLC (the “Plan Sponsor”) and Olay LLC (collectively, the “Companies”), subsidiaries of The Procter & Gamble Company (“P&G”).  In order to be eligible to participate in the Plan, employees must be residents of Puerto Rico and have completed one year of service.  The Procter & Gamble Master Savings Plan Committee (the “Plan Committee”) controls and manages the operation and administration of the Plan.  Banco Popular de Puerto Rico serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 31, 2009, all participants terminating employment with Procter & Gamble Pharmaceuticals Puerto Rico LLC in connection with the sale of the pharmaceutical business of P&G to a third party, became 100% vested in their account balances as of the effective date of the sale.

Contributions — The Companies make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan, up to specified limitations. The Companies’ contributions are calculated by applying the relevant contribution percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.

The following schedule details the contribution percentages by years of service.

Contribution
Years of Service	Percentage

1–3	8%
4–6	9
7–8	10
9–10	11
11–12	12
13–14	13
15 or more	14

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with an allocation of the Companies’ contributions and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations of Plan earnings and losses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants can allocate their account to one or all of the investment options.

Investments — Participants direct the investment of the Companies’ contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and P&G common stock as investment options for participants.

Vesting — Participants are vested 100% upon completion of three years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service.  Refer to Note 6 for vesting provisions in the event of Plan termination.

Payment of Benefits — On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, an amount of the participant’s election as often as once per month, or annual installments over a period not to exceed the lesser of ten years or the participant’s life expectancy or the life expectancy of the participant’s spouse after the date of death, termination, retirement, or disability.

Forfeited Accounts — Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Companies’ annual contributions. During the years ended June 30, 2011 and 2010, the Companies’ annual contributions were reduced by $24,828 and $43,230, respectively, from forfeited nonvested accounts.

Plan Amendment – The Plan Sponsor has the right to amend the Plan at any time.  However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment securities including mutual funds, P&G common stock, and The J.M. Smucker Company (“Smuckers”) common stock.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the P&G common stock and Smuckers common stock is determined by published composite trading prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income.  Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2011 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statements of changes in net assets available for benefits.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.  Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfers.  The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2011 and 2010.

	Fair Value Measurements at June 30, 2011, Using

	Quoted Prices in Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash and equivalents	$ 4,834	$ -	$ -	$ 4,834
Common stock	28,153,113	-	-	28,153,113
Mutual funds
Fixed	9,040,301	-	-	9,040,301
Equity	8,864,579	-	-	8,864,579
Balanced	9,110,599	-	-	9,110,599
Total	$ 55,173,426	$ -	$ -	$ 55,173,426

	Fair Value Measurements at June 30, 2010, Using

	Quoted Prices in Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash and equivalents	$ 6,700	$ -	$ -	$ 6,700
Common stock	28,693,640	-	-	28,693,640
Mutual funds
Fixed	6,992,282	-	-	6,992,282
Equity	6,394,834	-	-	6,394,834
Balanced	7,888,168	-	-	7,888,168
Total	$ 49,975,624	$ -	$ -	$ 49,975,624

For the years ended June 30, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of June 30, 2011 and 2010, are as follows:

		2011	2010

*	The Procter & Gamble Company Common Stock	$ 27,955,257	$ 28,525,241
*	J.P. Morgan Prime Money Market Fund	6,103,716	4,098,881
	Blackrock S&P 500 Fund	4,681,693	3,464,408
	Vanguard Balanced Index	9,110,599	7,888,168
**	Vanguard Total Bond Index	-	2,893,401

*	Party-in-interest.
**	Less than 5% in the current year

During the years ended June 30, 2011 and 2010, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

	2011	2010

Net appreciation in fair value of:
Mutual funds	$ 3,339,843	$ 2,007,008
Common stock	1,853,805	4,889,610

Net appreciation of investments	$ 5,193,648	$ 6,896,618

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J. P. Morgan Investment Advisors. J.P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee as defined by the Plan.  J.P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank.  J.P. Morgan Chase Bank is also the custodian as defined by the Plan.  Therefore, these transactions qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.

At June 30, 2011 and 2010, the Plan held 439,755 and 475,579 shares, respectively, of P&G common stock with a cost basis of $19,848,746 and $20,783,674, respectively. During the years ended June 30, 2011 and 2010, the Companies contributed $2,806,541 and $3,729,789, respectively, to the Plan on behalf of participating employees.

During the years ended June 30, 2011 and 2010, the Plan recorded dividend income from P&G common stock of $922,339 and $913,312, respectively.

During the years ended June 30, 2011 and 2010, the Plan’s investment in P&G common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $1,811,187 and $4,853,763, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.

7.	FEDERAL INCOME TAX STATUS

The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rican Internal Revenue Code (the “1994 PRIRC”), as amended. Also, the Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 2, 2004, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan is subject to routine audits by taxing jurisdictions at any time.  The Plan has been amended since receiving the latest determination letter. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 1994 PRIRC and the IRC, and the Plan and the related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been reflected in the Plan’s  financial statements.

Subsequent Event – On January 31, 2011, a new Puerto Rico Internal Revenue Code (the “2011 PRIRC”) was enacted, which replaces the 1994 PRIRC, as amended.  The 2011 PRIRC modifies rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters.  The 2011 PRIRC also provides for certain changes applicable to plans sponsored by entities under common control.  These changes are effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012.

8.	VOLUNTARY CORRECTION PROGRAM

The financial statements for the plan years ended June 30, 2011 and 2010, reflect the correction of approximately $264,000 and 700,000, respectively, for certain contributions from prior years.  Plan management believes the correction is not material to the Plan’s financial statements.  The Plan has filed an application with the IRS through its Voluntary Correction Program to address this correction.  Plan management believes the IRS will approve the application and that this correction will not affect the Plan’s tax-exempt status.

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2011
EIN: 66-0676831
PLAN NUMBER: 001

	Identity of Issue	Description of Investment	Fair Value

	SHORT TERM INVESTMENTS:
*	J.P. Morgan Chase Bank	Liquified Cash	$110
	Banco Popular	Liquified Cash	4,724

*	THE PROCTER & GAMBLE COMPANY	Common stock, no par value	27,955,257
		439,755 shares (cost $19,848,746)

	THE J.M. SMUCKER COMPANY	Common stock, no par value	197,856
		2,588 shares (cost $71,199)

	MUTUAL FUNDS:
*	J.P. Morgan Chase Bank	Prime Money Market Fund	6,103,716
	Blackrock	S&P 500 Fund	4,681,693
	Vanguard	Inflation Protected Securities	89,272
	Vanguard	Balanced Index	9,110,599
	Vanguard	Total Bond Index	2,847,313
	Vanguard	Small Cap Index	2,562,563
	Vanguard	FTSE All-World Ex US Index	1,620,323

	TOTAL ASSETS		$55,173,426

*	Party-in-interest.